EXHIBIT 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2002

	Shares	Earnings Per Share

	(In Thousands)

Basic Weighted Average Shares Outstanding	1,119,409	$2.76

Diluted
Average Shares Outstanding	1,119,409	$2.76
Common Stock Equivalents

	Year Ended December 31, 2001

Basic Weighted Average Shares Outstanding	1,119,409	$2.30

Diluted	176
Average Shares Outstanding	1,119,585	$2.30
Common Stock Equivalents